

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

September 21, 2010

Xiqun Yu
President and Chief Executive Officer
China Education Alliance, Inc.
58 Heng Shan Road, Kun Lun Shopping Mall
Harbin, The People's Republic of China 150090

> **Re: China Education Alliance, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2009**
> **Filed April 15, 2010**
> **File No. 1-34386**

Dear Mr. Yu:

We have reviewed your response letter dated September 10, 2010 and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

General

1. We note your response to comment one from our letter dated August 27, 2010 and your statement that your vocational training services are provided through a PRC company in which you have no equity stake. Please tell us, with respect to the other education services you provide, how your ownership structure complies with the PRC legal restrictions on foreign ownership and investment in education businesses. Your response should address which of the entities in your organizational chart on page six provide your services.

"We are subject to numerous PRC rule and regulations that restrict the scope of our business…" page 122

2. We note your response to comment one from our letter dated August 27, 2010. In future filings please expand this risk factor to address in more detail "substantial uncertainties" you reference in your response regarding the interpretation and application of PRC laws and regulations with respect to your corporate structure.

Such disclosure should specifically address the relevant PRC laws and regulations governing education and technology and online services. In addition, explain why changes in personnel at certain ministries of government could have a negative impact on you.

Please contact Jessica Plowgian, Attorney-Advisor, at (202) 551-3367, or Robert Bartelmes, Senior Financial Analyst at (202) 551-3810 with any questions.

Sincerely,

/s Robert Bartelmes, for
Larry Spirgel
Assistant Director

Cc: Benjamin Tan, Esq.
    Via facsimile